As filed with the Securities and Exchange Commission on October 20, 2006.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(§240.13e-100)
RULE 13e-3 TRANSACTION STATEMENT
(PURSUANT TO SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934)
VITRIA TECHNOLOGY, INC.
(Name of the Issuer)
VITRIA TECHNOLOGY, INC.
INNOVATION TECHNOLOGY GROUP, INC.
ITG ACQUISITION, INC.
JOMEI CHANG, PH.D.
M. DALE SKEEN, PH.D.
(Name of Person(s) Filing Statement)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
928490 10 4
(CUSIP Number of Class of Securities)

JoMei Chang, Ph.D. President Innovation Technology Group, Inc. 750 Menlo Avenue, Suite 380 Menlo Park, California 94025 (650) 323 -8001	Michael D. Perry Chief Financial Officer Vitria Technology, Inc. 945 Stewart Drive Sunnyvale, California 94085 (408) 212-2700
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
COPIES TO:

Gordon K. Davidson, Esq. David K. Michaels, Esq. Fenwick & West LLP Silicon Valley Center 801 California Street Mountain View, CA 94041 (650) 988-8500	Eric C. Jensen, Esq. John T. McKenna, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306 (650) 843-5000
This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2), Regulation 14C (17 CFR 240.14c-1 to 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$67,111,418	$7,181

*	This calculation is based upon $0.000107 multiplied by transaction valuation shown above. For purposes of calculation of this fee only, this transaction valuation is based on the aggregate number of securities to which the transaction applies multiplied by the per unit price or other underlying value of the transaction. For purposes of calculating the aggregate number of securities only, this number is based on (i) 24,400,850 shares of Vitria Technology common stock outstanding and owned by stockholders other than treasury shares the parties identified on Schedule A to the merger agreement described in the proxy statement referenced below (the “Parent Group”); and (ii) outstanding stock options to purchase an aggregate of 41,279 shares of Vitria Technology common stock with exercise prices below $2.75 which are eligible to be cashed out in the merger. For purposes of calculating the per unit price, this price is based on the fact that (i) each outstanding share of common stock owned by stockholders will be converted into the right to receive $2.75 in cash, without interest, and (ii) each outstanding stock option to purchase shares of Vitria Technology common stock with a per share exercise price less than $2.75 will be converted into the right to receive a cash payment equal to (a) the excess of $2.75 over the per share exercise price for the shares of common stock subject to such stock option, multiplied by (b) the number of shares of common stock underlying each such stock option.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid: $7,181
Form or Registration No.: Schedule 14A
Filing Party: Vitria Technology, Inc.
Date Filed: October 20, 2006

Introduction
     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule”) is being filed by (i) Vitria Technology, Inc., a Delaware corporation and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction (“Vitria”), (ii) Innovation Technology Group, Inc. (“Parent”), a Delaware corporation, (iii) ITG Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), (iv) JoMei Chang, Ph.D., a director of Vitria and President and a director of Parent and Merger Sub, and (v) M. Dale Skeen, Ph.D., Chief Executive Officer of Vitria and Chief Financial Officer, Secretary and a director of Parent and Merger Sub. Drs. Chang and Skeen are the only officers, directors and stockholders of Parent, and the only officers and directors of Merger Sub.
     This Schedule relates to the Agreement and Plan of Merger, dated as of September 20, 2006, by and among Vitria, Parent and Merger Sub (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub will merge with and into Vitria, the corporation surviving the merger (the “Merger”). Drs. Chang and Skeen own all of Parent’s outstanding voting securities. Drs. Chang and Skeen intend to cause all shares of Vitria common stock held by them and Skeen/Chang Investments, L.P. (of which Dr. Chang and Dr. Skeen, Ph.D. are general partners) to be contributed to Parent before the Merger is completed.
     Concurrently with the filing of this Schedule, Vitria is filing with the Securities and Exchange Commission a proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of stockholders of Vitria at which the stockholders of Vitria will consider and vote upon a proposal to adopt the Merger Agreement. A copy of the Proxy Statement is attached hereto as Exhibit (a)(3) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement. All references in this Schedule to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.
     The information contained in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion. Capitalized terms used but not defined in this Schedule shall have the meanings given to them in the Proxy Statement.
     The information contained in this Schedule and/or the Proxy Statement concerning (i) Vitria was supplied by Vitria and no other filing person takes responsibility for the accuracy of such information and (ii) each other filing person was supplied by such filing person and Vitria takes no responsibility for the accuracy of such information.
Item 1. Summary Term Sheet.
     The information set forth under the caption “SUMMARY TERM SHEET” in the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.
Item 2. Subject Company Information.
(a)	Name and Address. The principal executive office of the subject company, Vitria, is 945 Stewart Drive, Sunnyvale California 94085, and its telephone number is (408) 212-2700.

(b)	Securities. The information set forth under the caption “THE SPECIAL MEETING—Record Date; Stock Entitled to Vote; Quorum” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3. The exact title of the subject class of equity securities is common stock, $0.001 par value per share.

(c)	Trading Market and Price. The information set forth under the caption “IMPORTANT INFORMATION CONCERNING VITRIA—Market Price and Dividend Data” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(d)	Dividends. The information set forth under the caption “IMPORTANT INFORMATION CONCERNING VITRIA—Market Price and Dividend Data” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(e)	Prior Public Offerings. The information set forth under the caption “IMPORTANT INFORMATION CONCERNING VITRIA—Prior Public Offerings” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(f)	Prior Stock Purchases. The information set forth under the caption “IMPORTANT INFORMATION CONCERNING VITRIA—Transactions in Shares” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.
Item 3. Identity and Background of Filing Person.
(a)	Name and Address. The business address and business telephone number of Vitria, the subject company, and all of directors and executive officers of Vitria except Dr. Chang and Dr. Skeen are as stated in Item 2(a). The business address of each of Parent, Merger Sub, Dr. Chang and Dr. Skeen is 750 Menlo Avenue, Suite 380, Menlo Park, California 94025, and the business telephone number of each of Parent, Merger Sub, Dr. Chang and Dr. Skeen is (650) 323 -8001. The affiliation of Parent and Merger Sub to Vitria is set forth under the captions “SUMMARY TERM SHEET—Innovation Technology, Inc. and ITG Acquisition, Inc.,” “SUMMARY TERM SHEET—Going-Private Transaction” and “THE COMPANIES” of the Proxy Statement and is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(b)	Business and Background of Entities. The information required by this item with respect to Parent and Merger Sub is set forth under the captions “SUMMARY TERM SHEET—Innovation Technology Group, Inc. and ITG Acquisition, Inc.” and “THE COMPANIES” of the Proxy Statement and is incorporated by reference pursuant to General Instruction F to Schedule 13E-3. The state of organization of each of Parent and Merger Sub is Delaware. During the last five years, neither Parent nor Merger Sub have been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c)	Business and Background of Natural Persons. The information required by this item with respect to all of directors and executive officers of Vitria, including Dr. Chang and Dr. Skeen, is set forth under the captions “IMPORTANT INFORMATION CONCERNING VITRIA—Directors and Executive Officers of Vitria” and “IMPORTANT INFORMATION CONCERNING VITRIA—Security Ownership of Certain Beneficial Owners and Management” of the Proxy Statement and is incorporated by reference pursuant to General Instruction F to Schedule 13E-3. Additional information with respect to Dr. Chang and Dr. Skeen is set forth under the caption “IMPORTANT INFORMATION CONCERNING VITRIA—Directors and Executive Officers of Innovation Technology and Merger Sub” of the Proxy Statement and is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.
Item 4. Terms of the Transaction.
(a)(2)	Material Terms. The information set forth under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS,” “THE MERGER AGREEMENT” and “THE SPECIAL MEETING—Vote Required” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(c)	Different Terms. The information set forth under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Purposes and Plans for Vitria After the Merger,” “SPECIAL FACTORS —Voting Agreements,” “SPECIAL FACTORS—Certain Effects of the Merger,” “SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger” and “THE MERGER AGREEMENT—Merger Consideration” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(d)	Appraisal Rights. The information set forth under the captions “SPECIAL FACTORS —Appraisal Rights” and “ANNEX C— SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(e)	Provisions for Unaffiliated Security Holders. The information set forth under the caption “SPECIAL FACTORS—Provisions for Unaffiliated Security Holders” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(f)	Eligibility for Listing or Trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(a)	Transactions. The information set forth under the captions “SPECIAL FACTORS—Past Contacts, Transactions, Negotiations and Agreements” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(b)	Significant Corporate Events. The information set forth under the caption “SPECIAL FACTORS—Past Contacts, Transactions, Negotiations and Agreements—Background of the Merger” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(c)	Negotiations or Contacts. The information set forth under the caption “SPECIAL FACTORS—Past Contacts, Transactions, Negotiations and Agreements—Background of the Merger” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Voting Agreements,” “SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger” and “THE MERGER AGREEMENT” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.
Item 6. Purposes of the Transaction and Plans or Proposals.
(b)	Use of Securities Acquired. The information set forth under the captions “SPECIAL FACTORS—Certain Effects of the Merger” and “THE MERGER AGREEMENT” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(c)(1)-(8)	Plans. The information set forth under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS” and “THE MERGER AGREEMENT” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.
Item 7. Purposes, Alternatives, Reasons and Effects.
(a)	Purposes. The information set forth under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Reasons for the Merger of Vitria and Recommendation of the Board of Directors” and “SPECIAL FACTORS—Purposes and Reasons for the Merger of Innovation Technology and the Parent Group” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(b)	Alternatives. The information set forth under the captions “SPECIAL FACTORS—Past Contacts, Transactions, Negotiations and Agreements—Background of the Merger,” “SPECIAL FACTORS—Reasons for the Merger of Vitria and Recommendation of the Board of Directors” and “SPECIAL FACTORS— Purposes and Reasons for the Merger of Innovation Technology and the Parent Group” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(c)	Reasons. The information set forth under the captions “SPECIAL FACTORS—Past Contacts, Transactions, Negotiations and Agreements—Background of the Merger,” “SPECIAL FACTORS—Reasons for the Merger of Vitria and Recommendation of the Board of Directors,” “SPECIAL FACTORS—Purposes and Reasons for the Merger of Innovation Technology and the Parent Group” and “SPECIAL FACTORS—Purposes and Plans for Vitria After the Merger” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(d)	Effects. The information set forth under the captions “SPECIAL FACTORS—Certain Effects of the Merger,” “SPECIAL FACTORS— Interests of Our Directors and Executive Officers in the Merger,” “SPECIAL FACTORS—Material United States Federal Income Tax Consequences of the Merger” “SPECIAL FACTORS—Appraisal Rights” and “ANNEX C—SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.
Item 8. Fairness of the Transaction.
(a)	Fairness. The information set forth under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Reasons for the Merger of Vitria and Recommendation of the Board of Directors” and “SPECIAL FACTORS—Position of Innovation Technology, Merger Sub and the Parent Group as to the Fairness of the Merger” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(b)	Factors Considered in Determining Fairness. The information set forth under the captions “SPECIAL FACTORS—Past Contacts, Transactions, Negotiations and Agreements—Background of the Merger,” “SPECIAL FACTORS—Reasons for the Merger of Vitria and Recommendation of the Board of Directors,” “SPECIAL FACTORS—Opinion of the Financial Advisor To Vitria’s Strategic Committee,” “SPECIAL FACTORS—Position of Innovation Technology, Merger Sub and the Parent Group as to the Fairness of the Merger,” “SPECIAL FACTORS—Purposes and Plans for Vitria After the Merger,” “SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger” and “IMPORTANT INFORMATION CONCERNING VITRIA—Certain Projections” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(c)	Approval of Security Holders. The information set forth under the caption “THE SPECIAL MEETING—Vote Required” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(d)	Unaffiliated Representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for the purposes of negotiating the terms of the transaction and/or preparing a report concerning the fairness of the transaction.

(e)	Approval of Directors. The information set forth under the “SPECIAL FACTORS—Reasons for the Merger of Vitria and Recommendation of the Board of Directors” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(f)	Other Offers. The information set forth under the caption “SPECIAL FACTORS—Past Contacts, Transactions, Negotiations and Agreements—Background of the Merger” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 9. Reports, Opinions, Appraisals and Negotiations.
(a)	Report, Opinion, or Appraisal. The information set forth under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Opinion of the Financial Advisor To Vitria’s Strategic Committee” and “IMPORTANT INFORMATION CONCERNING VITRIA—Certain Projections” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(b)	Preparer and Summary of the Report, Opinion, or Appraisal. The information set forth under the captions “SPECIAL FACTORS—Opinion of the Financial Advisor To Vitria’s Strategic Committee” and “SPECIAL FACTORS—Financing—Estimated Fees and Expenses” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(c)	Availability of Documents. The information set forth under the captions “SPECIAL FACTORS—Opinion of the Financial Advisor To Vitria’s Strategic Committee” and “OTHER MATTERS—Where You Can Find More Information” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.
Item 10. Source and Amounts of Funds or Other Consideration.
(a)	Source of Funds. The information set forth under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Voting Agreements,” “SPECIAL FACTORS—Financing” and “THE MERGER AGREEMENT—Merger Consideration” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(b)	Conditions. The information set forth under the captions “SUMMARY TERM SHEET” and “SPECIAL FACTORS—Financing—Source of Funds” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(c)	Expenses. The information set forth under the caption “SPECIAL FACTORS—Financing—Estimated Fees and Expenses” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(d)	Borrowed Funds. The information set forth under the captions “SUMMARY TERM SHEET” and “SPECIAL FACTORS—Financing—Source of Funds” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.
Item 11. Interest in Securities of the Subject Company.
(a)	Securities Ownership. The information required by this item with respect to all of directors and executive officers of Vitria, including Dr. Chang and Dr. Skeen, is set forth under the caption “IMPORTANT INFORMATION CONCERNING VITRIA—Security Ownership of Certain Beneficial Owners and Management” of the Proxy Statement and is incorporated by reference pursuant to General Instruction F to Schedule 13E-3. Neither Parent nor Merger Sub beneficially owns any securities of Vitria.

(b)	Securities Transactions. The information set forth under the caption “IMPORTANT INFORMATION CONCERNING VITRIA—Transactions in Shares—Securities Transactions Within 60 Days” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3. Parent and Merger Sub have not effected any transaction in Vitria common stock during the past 60 days.
Item 12. The Solicitation or Recommendation.
(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER—Q: How do Vitria directors and executive officers intend to vote?,” “SPECIAL FACTORS—Past Contacts, Transactions, Negotiations and Agreements—Background of the Merger,” “SPECIAL FACTORS—Reasons for the Merger of Vitria and Recommendation of the Board of Directors,” “SPECIAL FACTORS—Opinion of the Financial Advisor To Vitria’s Strategic Committee,” “SPECIAL FACTORS—Purposes and Reasons for the Merger of Innovation Technology and the Parent Group,” “SPECIAL FACTORS—Position of Innovation Technology, Merger Sub and the Parent Group as to the Fairness of the Merger,” “SPECIAL FACTORS—Purposes and Plans for Vitria After the Merger,” “SPECIAL FACTORS—Voting Agreements” and “IMPORTANT INFORMATION CONCERNING VITRIA—Directors and Executive Officers of Vitria” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(e)	Recommendations of Others. The information set forth under the caption “SPECIAL FACTORS—Reasons for the Merger of Vitria and Recommendation of the Board of Directors” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.
Item 13. Financial Statements.
(a)	Financial Information. The information set forth under the captions “IMPORTANT INFORMATION CONCERNING VITRIA—Selected Historical Financial Data,” “IMPORTANT INFORMATION CONCERNING VITRIA—Ratio of Earnings to Fixed Charges,” “IMPORTANT INFORMATION CONCERNING VITRIA—Book Value Per Share,” “ANNEX D—ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005” and “ANNEX E— QUARTERLY REPORT ON FORM 10-Q FOR THE SIX MONTHS ENDED JUNE 30, 2006” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(b)	Pro Forma Information. No pro forma information giving effect to the proposed merger is provided because the filing persons do not believe such information is material to stockholders in evaluating the proposed merger since (1) the proposed merger consideration is all cash, (2) there are no financing conditions, and (3) if the proposed merger is completed, the common stock of Vitria would cease to be publicly traded.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
(a)	Solicitations or Recommendations. The information set forth under the captions “THE SPECIAL MEETING—Solicitation of Proxies” and “SPECIAL FACTORS—Financing—Estimated Fees and Expenses” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(b)	Employees and Corporate Assets. The information set forth under the caption “THE SPECIAL MEETING—Solicitation of Proxies” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.
Item 15. Additional information.
(b)	Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by reference.
Item 16. Exhibits.

(a)(1)	Not applicable.

(a)(2)(i)	Preliminary copy of Letter to Stockholders from the Secretary of Vitria Technology, Inc., incorporated by reference to Schedule 14A filed by Vitria Technology, Inc. on October 20, 2006.

(a)(2)(ii)	Preliminary copy of Notice of Special Meeting of Stockholders, incorporated by reference to Schedule 14A filed by Vitria Technology, Inc. on October 20, 2006.

(a)(2)(iii)	Preliminary form of Proxy Card, incorporated by reference to Schedule 14A filed by Vitria Technology, Inc. on October 20, 2006.

(a)(3)	Preliminary Proxy Statement, incorporated by reference to Schedule 14A filed by Vitria Technology, Inc. on October 20, 2006.

(a)(4)	Not applicable.

(a)(5)	Press Release issued by Vitria Technology, Inc. dated September 21, 2006, incorporated by reference to Schedule 14A Information Statement filed pursuant to Rule 14a-12 by Vitria Technology, Inc. on September 21, 2006.

(b)	Not applicable.

(c)(1)	Financial analysis materials prepared by Jefferies Broadview, a division of Jefferies & Company, Inc., in connection with its presentation to the Strategic Committee of Vitria Technology, Inc.’s Board of Directors on September 20, 2006.

(c)(2)	Opinion of Jefferies Broadview, a division of Jefferies & Company, Inc., dated September 20, 2006, attached as Annex B to the preliminary Proxy Statement, incorporated by reference to Schedule 14A filed by Vitria Technology, Inc. on October 20, 2006.

(d)(1)	Agreement and Plan of Merger dated as of September 20, 2006 by and among Vitria Technology, Inc., Innovation Technology Group, Inc. and ITG Acquisition, Inc., attached as Annex A to the preliminary Proxy Statement, incorporated by reference to Schedule 14A filed by Vitria Technology, Inc. on October 20, 2006.

(d)(2)	Voting Agreement dated as of September 20, 2006 by and among Vitria Technology, Inc., JoMei Chang, Ph.D. and M. Dale Skeen, Ph.D., individually and as joint tenants, incorporated by reference from Exhibit 99.2 of the Schedule 13D filed by Drs. Chang and Skeen and Innovation Technology Group, Inc. on October 2, 2006.

(d)(3)	Voting Agreement dated as of September 20, 2006 by and between Vitria Technology, Inc. and Skeen/Chang Investments, L.P., incorporated by reference from Exhibit 99.3 to the Schedule 13D filed by Drs. Chang and Skeen and Innovation Technology Group, Inc. on October 2, 2006.

(f)(1)	Section 262 of the Delaware General Corporation Law, attached as Annex C to the preliminary Proxy Statement, incorporated by reference to Schedule 14A filed by Vitria Technology, Inc. on October 20, 2006.

(f)(2)	For a description of appraisal rights, reference is made to Exhibit(a)(3).

(g)	Not applicable.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VITRIA TECHNOLOGY, INC.

By:	/s/ Michael D. Perry

Name:	Michael D. Perry
Title:	Senior Vice President and Chief Financial Officer

INNOVATION TECHNOLOGY GROUP, INC.

By:	/s/ JoMei Chang, Ph.D.

Name:	JoMei Chang, Ph.D.
Title:	President

ITG ACQUISITION, INC.

By:	/s/ JoMei Chang, Ph.D.

Name:	JoMei Chang, Ph.D.
Title:	President

/s/ JoMei Chang, Ph.D.

JoMei Chang, Ph.D.

/s/ M. Dale Skeen, Ph.D.

M. Dale Skeen, Ph.D.

EXHIBIT INDEX

(a)(1)	Not applicable.

(a)(2)(i)	Preliminary copy of Letter to Stockholders from the Secretary of Vitria Technology, Inc., incorporated by reference to Schedule 14A filed by Vitria Technology, Inc. on October 20, 2006.

(a)(2)(ii)	Preliminary copy of Notice of Special Meeting of Stockholders, incorporated by reference to Schedule 14A filed by Vitria Technology, Inc. on October 20, 2006.

(a)(2)(iii)	Preliminary form of Proxy Card, incorporated by reference to Schedule 14A filed by Vitria Technology, Inc. on October 20, 2006.

(a)(3)	Preliminary Proxy Statement, incorporated by reference to Schedule 14A filed by Vitria Technology, Inc. on October 20, 2006.

(a)(4)	Not applicable.

(a)(5)	Press Release issued by Vitria Technology, Inc. dated September 21, 2006, incorporated by reference to Schedule 14A Information Statement filed pursuant to Rule 14a-12 by Vitria Technology, Inc. on September 21, 2006.

(b)	Not applicable.

(c)(1)	Financial analysis materials prepared by Jefferies Broadview, a division of Jefferies & Company, Inc., in connection with its presentation to the Strategic Committee of Vitria Technology, Inc.’s Board of Directors on September 20, 2006.

(c)(2)	Opinion of Jefferies Broadview, a division of Jefferies & Company, Inc., dated September 20, 2006, attached as Annex B to the preliminary Proxy Statement, incorporated by reference to Schedule 14A filed by Vitria Technology, Inc. on October 20, 2006.

(d)(1)	Agreement and Plan of Merger dated as of September 20, 2006 by and among Vitria Technology, Inc., Innovation Technology Group, Inc. and ITG Acquisition, Inc., attached as Annex A to the preliminary Proxy Statement, incorporated by reference to Schedule 14A filed by Vitria Technology, Inc. on October 20, 2006.

(d)(2)	Voting Agreement dated as of September 20, 2006 by and among Vitria Technology, Inc., JoMei Chang, Ph.D. and M. Dale Skeen, Ph.D., individually and as joint tenants, incorporated by reference from Exhibit 99.2 of the Schedule 13D filed by Drs. Chang and Skeen and Innovation Technology Group, Inc. on October 2, 2006.

(d)(3)	Voting Agreement dated as of September 20, 2006 by and between Vitria Technology, Inc. and Skeen/Chang Investments, L.P., incorporated by reference from Exhibit 99.3 to the Schedule 13D filed by Drs. Chang and Skeen and Innovation Technology Group, Inc. on October 2, 2006.

(f)(1)	Section 262 of the Delaware General Corporation Law, attached as Annex C to the preliminary Proxy Statement, incorporated by reference to Schedule 14A filed by Vitria Technology, Inc. on October 20, 2006.

(f)(2)	For a description of appraisal rights, reference is made to Exhibit(a)(3).

(g)	Not applicable.